SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

CIRCUIT RESEARCH LABS, INC. (Name of Issuer)
Common Stock, $0.10 par value (Title of Class of Securities)
172743205 (CUSIP Number)

Edwin Summers
Vice President and General Counsel
Harman International Industries, Incorporated
8500 Balboa Blvd.
Northridge, California 91329
(218) 893-8411
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
James E. O'Bannon Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939
May 16, 2003 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

(Continued on following pages)
Page 1 of 9 Pages

CUSIP No. 172743205	13D/A	Page 2 of 9 Pages

(1)	Names of Reporting Persons. Harman Acquisition Corp.

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 1,395,690(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 1,395,690(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,690(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 26.8%(2)

(14)	Type of Reporting Person CO

(1)
All shares of common stock, par value $.10 per share ("Common Stock") of Circuit Research Labs, Inc., an Arizona corporation ("CRL"), covered by this statement may be acquired by Harman Acquisition Corp. ("HAC") upon exercise of a warrant issued to HAC as of May 31, 2000 (the "Warrant"). Prior to the exercise of the Warrant, HAC is not entitled to any rights as a stockholder of CRL.

(2)
Based on 3,806,846 shares outstanding at March 31, 2003 according to Amendment No. 1 to the Annual Report on Form 10-KSB filed by Circuit Research Labs, Inc. for the fiscal year ended December 31, 2002, plus 1,395,690 shares issuable upon exercise of the Warrant described in Item 6 below.

CUSIP No. 172743205	13D/A	Page 3 of 9 Pages

(1)	Names of Reporting Persons. Harman International Industries, Incorporated

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,395,690(1)
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,395,690(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,690(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 26.8%(2)

(14)	Type of Reporting Person CO

(1)
All shares of Common Stock covered by this statement may be acquired by HAC upon exercise of the Warrant described in Item 6 below. HAC is a wholly owned subsidiary of Harman International Industries, Incorporated ("Harman"). As such, Harman may be deemed to have shared voting and dispositive power with respect to the shares covered by this Schedule 13D.

(2)
Based on 3,806,846 shares outstanding at March 31, 2003 according to Amendment No. 1 to the Annual Report on Form 10-KSB filed by Circuit Research Labs, Inc. for the fiscal year ended December 31, 2002, plus 1,395,690 shares issuable upon exercise of the Warrant described in Item 6 below.

CUSIP No. 172743205	13D/A	Page 4 of 9 Pages

        This Amendment No. 3 (this "Amendment No. 3") amends the joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 13, 2002 (as previously amended, the "Schedule 13D") by Harman International Industries, Incorporated ("Harman") and its wholly owned subsidiary, Harman Acquisition Corp. ("HAC"), relating to the common stock, par value $0.10 per share (the "Common Stock"), of Circuit Research Labs, Inc., an Arizona corporation ("CRL"), as amended by (i) Amendment No. 1 to Schedule 13D filed with the SEC on March 31, 2003 ("Amendment No. 1"), and (ii) Amendment No. 2 to Schedule 13D filed with the SEC on May 2, 2003 ("Amendment No. 2"). Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings given to those terms in the Schedule 13D.

        Items 6 and 7 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        On May 31, 2000, Systems and HAC entered into an Asset Sale Agreement (the "Asset Sale Agreement") pursuant to which Systems acquired substantially all of the assets of HAC (the "Transaction"). As consideration for the assets of HAC, HAC received $1,500,000 in cash, a $3.5 million short-term note (the "Tranche B Note"), a $5 million long-term note (the "Tranche A Note" and, together with the Tranche B Note, the "Notes") and warrant to purchase 1,000,000 shares of Common Stock, exercisable for $2.25 per share (the "Warrant").

        The Warrant expires on May 31, 2003 and can be exercised either (i) by payment in cash, (ii) by reducing the amount of the unpaid principal on the Tranche A Note or the Tranche B Note or (iii) by any combination of (i) and (ii). The provisions of the Warrant also provide HAC with anti-dilution protection under certain circumstances, including for stock splits, stock dividends, combinations, reclassifications and issuances of Common Stock at prices below the current trading price or the exercise price of the Warrant. As a result of certain transactions effected by CRL subsequent to the issuance of the Warrant, the aggregate number of shares of Common Stock issuable upon exercise of the Warrant increased to 1,395,690 shares, and the exercise price per share decreased to $1.6121 per share.

        The provisions of the Warrant further provide HAC with certain rights to cause CRL to register the shares of Common Stock issuable to HAC upon exercise of the Warrant.

        Under the terms of the Asset Purchase Agreement, Systems and HAC entered into an $8,500,000 Credit Agreement (the "Credit Agreement") that governs the repayment of the Notes. In addition, CRL, Systems and HAC entered into a Guarantee and Collateral Agreement (the "Guarantee") whereby each of CRL and Systems pledged all of their respective assets, including the stock of Systems, as collateral for the repayment of the Notes. Among other things, the Guarantee provides that the cash proceeds received by CRL from any sale of debt or equity securities or sales of assets by CRL will be applied to pay amounts owed under the Notes.

        Between May 31, 2000 and May 2, 2002, HAC and Systems agreed to several payment extensions on the Notes. On October 1, 2001, Systems and HAC entered into an amendment to

CUSIP No. 172743205	13D/A	Page 5 of 9 Pages

the Credit Agreement under which both Notes were amended and restated (the "Amended Credit Agreement"). Under the Amended Credit Agreement, the Notes were converted to demand notes payable on the demand of HAC or if no demand is sooner made, on the dates and in the amounts specified in the Amended Credit Agreement. Interest only payments remain payable from time to time for both Notes and are also due on demand. On May 1, 2002, Systems and HAC entered into a second amendment to the Credit Agreement under which both Notes were again amended and restated (the "Second Amendment to Credit Agreement"). Under the Second Amendment to Credit Agreement, the requirement for quarterly principal payments was removed and the maturity date of the Notes was extended to December 31, 2003.

        On May 16, 2003, HAC, CRL and Systems, entered into a non-binding letter agreement (the "Amended Letter Agreement"), which amended and restated their non-binding letter agreement dated as of April 30, 2003. The Amended Letter Agreement sets forth the terms of a proposed restructuring (the "Proposed Restructuring") of the Notes and HAC's investment in CRL. The Amended Letter Agreement contemplates, among other things, that:

  (a)
  CRL will make a cash principal payment on the Notes in an amount not less than $1,000,000;

  (b)
  HAC will exchange $3.5 million in debt payable under the Notes plus the Warrant, for a number of shares of Common Stock such that HAC will own 19% of the then-outstanding shares of Common Stock of CRL at the time of issuance, determined on a fully diluted basis; and

  (c)
  CRL and HAC will consolidate amounts owed under the Notes into a single senior secured note (the "Amended Note") and amend the Credit Agreement to, among other things, (i) provide that accrued but unpaid interest on the Notes will be added to the principal amount due under the Amended Note, (ii) reduce the interest rate and (iii) amend the timing and amount of principal payments.

The Proposed Restructuring is subject to a number of conditions, including (a) CRL receiving $1.5 million in new common equity investments prior to May 31, 2003, (b) the negotiation and execution of definitive agreements setting forth the terms of the Proposed Restructuring, and (c) the approval of the Boards of Directors of each of CRL and HAC.

        HAC acquired the Warrant (and as a result, beneficial ownership of the Common Stock issuable upon exercise of the Warrant) as consideration received in the Transaction. HAC from time to time intends to review its investment in CRL, including in connection with the Proposed Restructuring contemplated by the Amended Letter Agreement, on the basis of various factors, including CRL's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and for CRL's securities in particular, as well as other developments and other investment opportunities. Based upon such review, it will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time, including but not limited to demanding payment of all or a portion of the principal and interest due under the Notes and/or exercising its rights under the Credit Agreement, as amended, the Guarantee or the Asset Sale Agreement. Depending on

CUSIP No. 172743205	13D/A	Page 6 of 9 Pages

Item 7.    Material to be Filed as Exhibits.

market and other factors, HAC may determine to dispose of some or all of the Notes and/or the Warrant pursuant to the Proposed Restructuring or otherwise.

        The foregoing descriptions of the Asset Sale Agreement, the Warrant, the Guarantee and the Amended Letter Agreement are qualified in their entirety by reference to the copies of such agreements which have been filed as exhibits to this statement.

        The following are filed herewith as Exhibits to the statement:

Exhibit No.	Description
1	Asset Sale Agreement, dated as of May 31, 2000, between Harman Acquisition Corp. (f/k/a Orban, Inc.) and CRL Systems, Inc.(1)
2	Warrant, dated May 31, 2000, issued by Circuit Research Labs, Inc. to Harman Acquisition Corp.(1)
3	Guarantee and Collateral Agreement, dated as of May 31, 2000, made by Circuit Research Labs, Inc., as Parent, CRL Systems, Inc., as Borrower, in favor of Harman Acquisition Corp., as Lender.(1)
4	Joint Filing Agreement(1)
5	Letter Agreement, dated as of March 27, 2003, among Circuit Research Labs, Inc., CRL Systems, Inc. and Harman Acquisition Corp.(2)
6	Letter Agreement dated as of April 30, 2003, among Circuit Research Labs, Inc., CRL Systems, Inc. and Harman Acquisition Corp.(3)
7	Letter Agreement dated as of May 16, 2003, among Circuit Research Labs, Inc., CRL Systems, Inc. and Harman Acquisition Corp.

(1)
Filed previously as an exhibit to the Schedule 13D

(2)
Filed previously as an exhibit to Amendment No. 1

(3)
Filed previously as an exhibit to Amendment No. 2

CUSIP No. 172743205	13D/A	Page 7 of 9 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2003	HARMAN ACQUISITION CORP.
	By:	/s/ FRANK MEREDITH Frank Meredith, Secretary
HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
	By:	/s/ FRANK MEREDITH Frank Meredith, Executive Vice President and Chief Financial Officer

Exhibit 7

May 16, 2003

Mr. Frank Meredith
CFO
Harman International Industries, Inc.
8500 Balboa BI.
Northridge, CA 91329

Dear Frank,

I am writing to confirm our mutual understanding with respect to a proposed restructuring of the outstanding debt of Circuit Research Labs, Inc. ("CRLI") held by Harman Acquisition Corp. ("HAC"), a wholly owned subsidiary of Harman International Industries, Inc. ("Harman"). This letter is intended to amend and restate our previous letter relating to the proposed restructuring dated as of April 30, 2003. The principal terms of the proposed restructuring are as follows:

          1.     CRLI will issue common stock for cash consideration in an amount equal to $1.5 million prior to May 31, 2003.

          2.     CRLI will make a cash principal payment on its outstanding debt owed to HAC in an amount of $1 million prior to May 31, 2003.

          3.     HAC will agree to exchange $3.5 million principal amount of the debt owed to HAC by CRLI and CRL Systems, Inc. ("Systems"), and its outstanding warrant to purchase shares of CRLI common stock, for a number of shares of CRLI common stock such that HAC will own 19% of the then-outstanding shares of CRLI common stock on a fully-diluted basis after giving effect to the issuance of equity securities by CRLI referred to in paragraph 1 above. The shares of CRLI common stock issued to HAC would be subject to (i) a registration rights agreement with terms similar to the registration rights granted to HAC in the warrant, including multiple demand rights, and (ii) anti-dilution protection for issuances of equity securities following the restructuring.

          4.     On May 31, 2003 the unpaid interest shall be added to the total principal due (after receipt of the $1 million in principal and conversion of $3.5 million of debt to equity) of $3,982,000 for a total amount due of $4,687,790.

          5.     HAC will agree that the remaining $4,687,790 of debt owed to it by CRLI will be evidenced by a new note that (i) renews and extends (but does not extinguish) the current indebtedness owing to HAC and (ii) reduces the interest rate to a floating rate equal to the prime rate in effect from time to time plus 1.5%, payable monthly in arrears. This debt would continue to be secured on the same terms. Mandatory principal payments would be made as follows, and otherwise as required by the definitive agreements referred to below:

Circuit Research Labs, Inc.
Debt Restructure Agreement
Page 2.

Applicable Anniversary of Restructuring	Amount
First	$250,000
Second	$250,000
Third	$500,000
Fourth	$500,000
Fifth	Remaining Balance Plus any remaining interest.

          6.     In connection with the amendment of the existing debt as contemplated by paragraph 4, HAC will agree to permit CRLI to retain the cash raised by the sale of its common stock as contemplated by paragraph 1, in excess of the payment to HAC as contemplated by paragraph 2.

          7.     CRLI and HAC each agree that the foregoing terms of the proposed restructuring do not constitute a legal obligation on either party to complete the proposed restructuring and that the legal obligations of the parties hereto with respect to the proposed restructuring will arise only upon the execution of definitive agreements having such terms as are acceptable to the parties hereto, which terms will include, without limitation, a condition that CRLI complete a capital transaction as contemplated by paragraph 1 within the time period set forth therein. CRLI and HAC also acknowledge and agree that any definitive agreements will be subject to the prior approval to the Boards of Directors of each of CRLI and HAC.

          8.     If payment set forth in paragraph 2 is not received prior to May 31, 2003, this letter shall be null and void.

          9.     This letter amends and restates the letter, dated as of April 30, 2003, by and among CRLI, Systems and HAC.

Please acknowledge this agreement-in-principle by signing as indicated below.

CIRCUIT RESEARCH LABS, INC. ORBAN/CRL SYSTEMS, INC.
By:	/s/ C. JAYSON BRENTLINGER C. Jayson Brentlinger President, CEO, Chairman
Accepted this date:
HARMAN ACQUISITION CORP.
By:	/s/ FRANK MEREDITH Frank Meredith, Secretary